

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2015

<u>Via E-mail</u>
Jack Fonss
President and Chief Executive Officer
AccuShares Commodities Trust I
300 First Stamford Place, 4th Floor East
Stamford, CT 06902

> **Re: AccuShares Commodities Trust I**
> **Registration Statement on Form S-1**
> **Filed May 22, 2015**
> **File No. 333-204416**

Dear Mr. Fonss:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that Section 4.11 of the Trust's Second Amended and Restated Trust Agreement, included as an exhibit to the Form 8-K filed on June 8, 2015, appears to only indicate the first day of measurement for a material deviation between the Class Value per Shares and the Closing Trading Prices for the AccuShares Spot CBOE VIX Fund. Please clarify when the Sponsor will begin measuring for a material deviation in the AccuShares S&P GSCI Crude Oil Spot Fund and other funds.

2. We note that since the inception of trading, the AccuShares Spot CBOE VIX Fund Up Shares and Down Shares have traded at persistent premiums or discounts to their respective Class Value per Share. We further note that the Sponsor has accelerated the first day on which it will begin measuring for Corrective Distributions. Please revise your risk factor disclosure in both prospectuses to describe the tracking errors experienced to date by the AccuShares Spot CBOE VIX Fund. To the extent that you

believe that the AccuShares Spot CBOE VIX Fund's performance to date is not pertinent to an understanding of how this Fund is expected to perform, please revise your disclosure elsewhere to provide a summary of the factors that differentiate the funds.

Pricing and Calculating of Class Value and Class Value Per Share, page 55

3. We note that your disclosure on page 57, explaining how you will calculate the Class Value per Share, assumes an Underlying Index level of 1600. However, we also note that the Underlying Index has a fifty-two week high of 588.40, and that you assume an Underlying Index level of 500 elsewhere in the prospectus. Please revise your assumption on page 57 to reflect a more realistic Underlying Index level, or tell us why you believe the assumption of 1600 is useful to an understanding of how to calculate the Class Value per Share.

Spot Prices, Futures Investments and the Underlying Index, page 65

4. We note your disclosure on page 65 that the Underlying Index "does not incorporate the effects of closing out an expiring contract position and establishing a position in the next available contract." Please reconcile this statement with your disclosure on page 65 regarding the rolling procedure from the first nearby contract to the next expiry contract during the Roll Period.

5. We note your disclosure on page 65 regarding the "Spot Index" methodology utilized by the Index Provider. Please revise to clarify that the WTI Crude Oil futures contract included in the Underlying Index changes each month, and that the change affected during the Roll Period begins on the fifth and ends on the ninth business day of each month. Please also clarify the trading facilities upon which the WTI crude oil futures contracts that are eligible for inclusion in the Underlying Index trade.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director

cc: Peter Shea, Esq.
       Katten Muchin Rosenman LLP